Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 00883)

POLL RESULTS OF EXTRAORDINARY GENERAL MEETING

HELD ON 26 OCTOBER 2021

The extraordinary general meeting (the “EGM”) was held at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 26 October 2021 at 3:00 p.m., at which the ordinary resolutions in relation to the Proposed RMB Share Issue Under Specific Mandate and the special resolution in respect of the Proposed Amendments to Articles of Association of CNOOC Limited were duly passed by the Shareholders by way of poll.

References are made to the Notice of EGM (the “Notice”) and the circular (the “Circular”) regarding the Proposed RMB Share Issue under Specific Mandate and the Proposed Amendments to Articles of Association of CNOOC Limited (the “Company”) dated 4 October 2021. Unless otherwise specified in this announcement, terms used herein shall have the same meanings as those defined in the Notice and the Circular.

POLL RESULTS AT THE EGM

The EGM was held at Island Shangri-La Hotel Hong Kong, Pacific Place, Supreme Court Road, Central, Hong Kong on 26 October 2021 at 3:00 p.m.. As more than 50% of the votes were cast in favor of each of the ordinary resolutions in respect of the Proposed RMB Share Issue under Specific Mandate and not less than 75% of the votes were cast in favor of the special resolution in respect of the Proposed Amendments to Articles of Association of CNOOC Limited as set out in the Notice, all the ordinary resolutions and the special resolution proposed at the EGM were duly passed by the Shareholders by way of poll at EGM.

As at the date of the EGM, the total number of Shares in issue was 44,647,455,984. There is no Shareholder that is materially interested in any of the proposed resolutions at the EGM, and therefore none of the Shareholder is required to abstain from voting in respect of the relevant resolutions. Accordingly, the total number of Shares entitling the Shareholders to attend and vote in respect of the relevant resolutions at the EGM was 44,647,455,984. There were no Shares in respect of which their holders were entitled to attend and abstain from voting in favour of, or were required to abstain from voting on any of the relevant resolutions at the EGM, under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The vote-taking at the EGM was scrutinised by representatives from Hong Kong Registrars Limited. The results of the poll at the EGM were as follows:

Ordinary Resolutions*		Number of votes (%)
		For	Against
1.	To consider and approve the RMB Share Issue and the Specific Mandate (including but not limited to the particulars as set out in the section headed “Resolution on the RMB Share Issue and the Specific Mandate” in the Circular).	31,919,806,957 (99.991953%)	2,568,760 (0.008047%)
2.	To consider and approve the authorisation to the Board and its authorised persons to exercise full powers to deal with all matters relating to the RMB Share Issue (including but not limited to the particulars as set out in the section headed “Resolution on authorisation to the Board and its authorised persons to exercise full powers to deal with all matters relating to the RMB Share Issue” in the Circular).	31,921,811,458 (99.998232%)	564,258 (0.001768%)
3.	To consider and approve the plan for distribution of profits accumulated before the RMB Share Issue (including but not limited to the particulars as set out in the section headed “Resolution on the plan for distribution of profits accumulated before the RMB Share Issue” in the Circular).	31,921,900,245 (99.998511%)	475,471 (0.001489%)
4.	To consider and approve the plan for stabilisation of the price of the RMB Shares for the three years after the RMB Share Issue in the form as set forth in Appendix I to the Circular.	31,916,840,145 (99.982659%)	5,535,571 (0.017341%)
5.	To consider and approve the profits distribution policy and dividend return plan for the three years after the RMB Share Issue in the form as set forth in Appendix II to the Circular.	31,921,826,035 (99.998313%)	538,512 (0.001687%)
6.	To consider and approve the use of proceeds from the RMB Share Issue (including but not limited to the particulars as set out in the section headed “Resolution on the use of proceeds from the RMB Share Issue” in the Circular).	31,905,073,744 (99.945800%)	17,301,973 (0.054200%)
7.	To consider and approve the remedial measures for the dilution of immediate returns after the RMB Share Issue in the form as set forth in Appendix III to the Circular.	31,921,831,029 (99.998294%)	544,687 (0.001706%)

8.	To consider and approve the undertakings and the corresponding binding measures in connection with the RMB Share Issue.	31,921,808,643 (99.998224%)	567,070 (0.001776%)
9.	To consider and approve the adoption of rules of procedures for the holding of general meetings in the form as set forth in Appendix V to the Circular which will become effective on the date of the listing of the RMB Shares on the main board of the Shanghai Stock Exchange.	31,921,856,590 (99.998368%)	521,126 (0.001632%)
10.	To consider and approve the adoption of rules of procedures for the holding of Board meetings in the form as set forth in Appendix VI to the Circular which will become effective on the date of the listing of the RMB Shares on the main board of the Shanghai Stock Exchange.	31,921,859,083 (99.998375%)	518,633 (0.001625%)
11.	To consider and approve the proposal on dealing with matters related to director and senior management liability insurance (including but not limited to the particulars as set out in the section headed “Resolution on dealing with matters related to director and senior management liability insurance” in the Circular).	31,898,870,701 (99.926362%)	23,507,015 (0.073638%)
12.	To authorise any Director or officer of the Company to carry out and take all actions necessary and to sign all necessary documents in connection with or to give effect to the ordinary resolutions above.	31,921,831,150 (99.998293%)	545,056 (0.001707%)
Special Resolution*
13.	To consider and approve the proposed amendments to the Articles of Association as set forth in Appendix IV to the Circular, the adoption of the amended and restated Articles of Association with effect from the date of listing of the RMB Shares on the main board of the Shanghai Stock Exchange, and to authorise any Director or officer of the Company to carry out and take all actions necessary and to sign all necessary documents in connection with or to give effect to this special resolution.	31,921,843,703 (99.998327%)	534,012 (0.001673%)

* The full texts of the resolutions are set out in the EGM notice which is included in the Circular despatched to Shareholders and available on the Company’s website.

By Order of the Board
CNOOC Limited
Wu Xiaonan
Joint Company Secretary

Hong Kong, 26 October 2021

As at the date of this announcement, the	Non-executive Directors
Board comprises:	Wang Dongjin (Chairman)
Li Yong (Vice Chairman)
Wen Dongfen

Executive Directors	Independent Non-executive Directors
Xu Keqiang	Chiu Sung Hong
Xia Qinglong	Lawrence J. Lau
Tse Hau Yin, Aloysius
Qiu Zhi Zhong

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